The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated March 24, 2020

March , 2020	Registration Statement Nos. 333-222672 and 333-222672-01; Rule 424(b)(2)

JPMorgan Chase Financial Company LLC
Structured Investments

Review Notes Linked to the S&P GSCI® Crude Oil Index Excess Return due April 5, 2021

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

•	The notes are designed for investors who seek early exit prior to maturity at a premium if, on any Review Date, the closing level of the S&P GSCI® Crude Oil Index Excess Return is at or above the Call Value.
•	The earliest date on which an automatic call may be initiated is June 24, 2020.
•	Investors in the notes should be willing to forgo interest payments and be willing to accept the risk of losing some or all of their principal amount at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The notes are expected to price on or about March 24, 2020 and are expected to settle on or about March 27, 2020.
•	CUSIP: 48130UUM5

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page PS-10 of the accompanying product supplement, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. If the notes priced today, the selling commissions would be approximately $30.00 per $1,000 principal amount note and in no event will these selling commissions exceed $35.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $937.20 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $930.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing supplement to product supplement no 2-I dated April 5, 2018, underlying supplement no. 1-I dated April 5, 2018 and the prospectus and prospectus supplement, each dated April 5, 2018

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Index: The S&P GSCI® Crude Oil Index Excess Return (Bloomberg ticker: SPGCCLP)

Call Premium Amount: The Call Premium Amount with respect to each Review Date is set forth below:

• first Review Date:	at least 10.00% × $1,000
• second Review Date:	at least 20.00% × $1,000
• third Review Date:	at least 30.00% × $1,000
• final Review Date:	at least 40.00% × $1,000

(in each case, to be provided in the pricing supplement)

Call Value: 50.00% of the Initial Value

Trigger Value: 50.00% of the Initial Value

Pricing Date: On or about March 24, 2020

Original Issue Date (Settlement Date): On or about March 27, 2020

Review Dates*: June 24, 2020, September 24, 2020, December 24, 2020 and March 31, 2021 (final Review Date)

Call Settlement Dates*: June 29, 2020, September 29, 2020, December 30, 2020 and the Maturity Date

Maturity Date*: April 5, 2021

* Subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Index” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement or early acceleration in the event of a commodity hedging disruption event as described under “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” in the accompanying product supplement and in “Selected Risk Considerations — We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” in this pricing supplement

Automatic Call:

If the closing level of the Index on any Review Date is greater than or equal to the Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Payment at Maturity:

If the notes have not been automatically called (and, therefore, the Final Value is less than the Trigger Value), your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Index Return)

If the notes have not been automatically called (and, therefore, the Final Value is less than the Trigger Value), you will lose more than 50.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date

Final Value: The closing level of the Index on the final Review Date

PS-1 | Structured Investments Review Notes Linked to the S&P GSCI® Crude Oil Index Excess Return

Supplement Terms of the Notes

The notes are not commodity futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

How the Notes Work

Payment upon an Automatic Call

Payment at Maturity If the Notes Have Not Been Automatically Called

Call Premium Amount

The table below illustrates the hypothetical Call Premium Amount per $1,000 principal amount note for each Review Date based on the minimum Call Premium Amounts set forth under “Key Terms — Call Premium Amount” above. The actual Call Premium Amounts will be provided in the pricing supplement and will not be less than the minimum Call Premium Amounts set forth under “Key Terms — Call Premium Amount.”

Review Date	Call Premium Amount
First	$100.00
Second	$200.00
Third	$300.00
Final	$400.00
PS-2 | Structured Investments Review Notes Linked to the S&P GSCI® Crude Oil Index Excess Return

Hypothetical Payout Examples

The following examples illustrate payments on the notes linked to a hypothetical Index, assuming a range of performances for the Index on the Review Dates.

In addition, the hypothetical payments set forth below assume the following:

•	the notes were sold solely to brokerage accounts;
•	an Initial Value of 100.00;
•	a Call Value of 50.00 (equal to 50.00% of the hypothetical Initial Value);
•	a Trigger Value of 50.00 (equal to 50.00% of the hypothetical Initial Value); and
•	the Call Premium Amounts are equal to the minimum Call Premium Amounts set forth under “Key Terms — Call Premium Amount” above.

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing level of the Index on the Pricing Date and will be provided in the pricing supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “The Index” in this pricing supplement.

Each hypothetical payment set forth below is for illustrative purposes only and may not be the actual payment applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1 — Notes are automatically called on the first Review Date.

Date	Closing Level
First Review Date	90.00	Notes are automatically called
	Total Payment	$1,100.00 (10.00% return)

Because the closing level of the Index on the first Review Date is greater than or equal to the Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, of $1,100.00 (or $1,000 plus the Call Premium Amount applicable to the first Review Date), payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Example 2 — Notes are automatically called on the final Review Date.

Date	Closing Level
First Review Date	40.00	Notes NOT automatically called
Second Review Date	45.00	Notes NOT automatically called
Third Review Date	35.00	Notes NOT automatically called
Final Review Date	150.00	Notes are automatically called
	Total Payment	$1,400.00 (40.00% return)

Because the closing level of the Index on the final Review Date is greater than or equal to the Call Value, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, of $1,400.00 (or $1,000 plus the Call Premium Amount applicable to the final Review Date), payable on the applicable Call Settlement Date, which is the Maturity Date.

Example 3 — Notes have NOT been automatically called (and, therefore, the Final Value is less than the Trigger Value).

Date	Closing Level
First Review Date	47.50	Notes NOT automatically called
Second Review Date	40.00	Notes NOT automatically called
Third Review Date	45.00	Notes NOT automatically called
Final Review Date	30.00	Notes NOT automatically called; Final Value is less than Trigger Value
	Total Payment	$300.00 (-70.00% return)

Because the notes have not been automatically called (and, therefore, the Final Value is less than the Trigger Value) and the Index Return is -70.00%, the payment at maturity will be $300.00 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 × (-70.00%)] = $300.00

PS-3 | Structured Investments Review Notes Linked to the S&P GSCI® Crude Oil Index Excess Return

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying product supplement and underlying supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —

The notes do not guarantee any return of principal. If the notes have not been automatically called (and, therefore, the Final Value is less than the Trigger Value), you will lose 1% of the principal amount of your notes for every 1% that the Final Value is less than the Initial Value. Accordingly, under these circumstances, you will lose more than 50.00% of your principal amount at maturity and could lose all of your principal amount at maturity.

•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. —

Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS —

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

•	THE APPRECIATION POTENTIAL OF THE NOTES IS LIMITED TO ANY CALL PREMIUM AMOUNT PAID ON THE NOTES IF THE NOTES ARE AUTOMATICALLY CALLED,

regardless of any appreciation of the Index, which may be significant. You will not participate in any appreciation of the Index.

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests are potentially adverse to your interests as an investor in the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement.

•	THE BENEFIT PROVIDED BY THE TRIGGER VALUE MAY TERMINATE ON THE FINAL REVIEW DATE —

If the notes have not been automatically called (and, therefore, the Final Value is less than the Trigger Value), the benefit provided by the Trigger Value will terminate and you will be fully exposed to any depreciation of the Index.

•	THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT —

If your notes are automatically called, the term of the notes may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk. Even in cases where the notes are called before maturity, you are not entitled to any fees and commissions described on the front cover of this pricing supplement.

•	THE NOTES DO NOT PAY INTEREST.
•	YOU WILL NOT HAVE ANY RIGHTS WITH RESPECT TO THE COMMODITY FUTURE CONTRACTS UNDERLYING THE INDEX.
•	WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS —
PS-4 | Structured Investments Review Notes Linked to the S&P GSCI® Crude Oil Index Excess Return

If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see “General Terms of Notes — Consequences of a Commodity Hedging Disruption Event — Acceleration of the Notes” in the accompanying product supplement for more information.

•	COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES —

The commodity futures contracts that underlie the Index are subject to legal and regulatory regimes that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the level of the Index. Any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), may have a substantial adverse effect on the value of your notes.  Additionally, under authority provided by the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission in January 2020 proposed rules to establish revised or new position limits on 25 agricultural, metals and energy commodity derivatives contracts.  The limits would apply to a person’s combined position in the specified 25 futures contracts and options on futures (“core referenced futures contracts”), futures and options on futures directly or indirectly linked to the core referenced futures contracts, and economically equivalent swaps. The rules, if enacted in their proposed form, may reduce liquidity in the exchange-traded market for those commodity-based futures contracts, which may, in turn, have an adverse effect on any payments on the notes.  Furthermore, we or our affiliates may be unable as a result of those restrictions to effect transactions necessary to hedge our obligations under the notes resulting in a commodity hedging disruption event, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes.  See “— We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs” above.

•	PRICES OF COMMODITY FUTURES CONTRACTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX —

Market prices of the commodity futures contracts included in the Index tend to be highly volatile and may fluctuate rapidly based on numerous factors, including the factors that affect the price of the commodity underlying the commodity futures contracts included in the Index. See “— The Market Price of WTI Crude Oil Will Affect the Value of the Notes” below. The prices of commodities and commodity futures contracts are subject to variables that may be less significant to the values of traditional securities, such as stocks and bonds. These variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities. As a general matter, the risk of low liquidity or volatile pricing around the expiry date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. Many commodities are also highly cyclical. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

•	THE MARKET PRICE OF WTI CRUDE OIL WILL AFFECT THE VALUE OF THE NOTES —

Because the notes are linked to the performance of the Index, which is composed of futures contracts on WTI crude oil, we expect that generally the market value of the notes will depend in part on the market price of WTI crude oil. The price of WTI crude oil is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates. Crude oil prices are volatile and subject to dislocation. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil. Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations, including relative cost, often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for crude oil may increase or decrease depending on many factors. These include production decisions by the Organization of the Petroleum Exporting Countries (“OPEC”) and other crude oil producers. Crude oil prices are determined with significant influence by OPEC. OPEC has the potential to influence oil prices worldwide because its members possess a significant portion of the world’s oil supply. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. Crude oil prices may also be affected by short-term changes in supply and demand because of trading activities in the oil market and seasonality (e.g., weather conditions such as hurricanes). It is not possible to predict the aggregate effect of all or any combination of these factors.

PS-5 | Structured Investments Review Notes Linked to the S&P GSCI® Crude Oil Index Excess Return

•	A DECISION BY THE NEW YORK MERCANTILE EXCHANGE, OR THE NYMEX, TO INCREASE MARGIN REQUIREMENTS FOR WTI CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE LEVEL OF THE INDEX —

If the NYMEX increases the amount of collateral required to be posted to hold positions in the futures contracts on WTI crude oil (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may cause the level of the Index to decline significantly.

•	THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES —

The notes are linked to the Index, which tracks commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

•	THE INDEX MAY BE MORE VOLATILE AND MORE SUSCEPTIBLE TO PRICE FLUCTUATIONS OR COMMODITY FUTURES CONTRACTS THAN A BROADER COMMODITIES INDEX, SUCH AS THE S&P GSCI® —

In contrast to the S&P GSCI®, which includes contracts on crude oil and non-crude oil commodities, the Index comprises contracts only on crude oil. As a result, price volatility in the contracts included in the Index will likely have a greater impact on the Index than it would on the broader S&P GSCI®. In addition, because the Index omits principal market sectors composing the S&P GSCI®, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.

•	HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX RELATIVE TO THE CURRENT PRICES OF THOSE CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES —

The Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that compose the Index approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as “rolling.” If the market for these contracts is (putting aside other considerations) in “contango,” where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a negative “roll yield.” Contango could adversely affect the value of the Index and thus the value of the notes. The futures contracts underlying the Index have historically been in contango.

•	SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY MARKETS AND RELATED FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF THE INDEX AND, THEREFORE, THE VALUE OF THE NOTES —

The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your notes.

•	THE INDEX IS AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX —

An excess return index, such as the Index, reflects the returns that are potentially available through an unleveraged investment in the contracts composing that index.  By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

•	THE RISK OF THE CLOSING LEVEL OF THE INDEX FALLING BELOW THE TRIGGER VALUE IS GREATER IF THE LEVEL OF THE INDEX IS VOLATILE.
PS-6 | Structured Investments Review Notes Linked to the S&P GSCI® Crude Oil Index Excess Return

•	LACK OF LIQUIDITY —

The notes will not be listed on any securities exchange. Accordingly, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. You may not be able to sell your notes. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT —

You should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Call Premium Amounts.

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES —

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “The Estimated Value of the Notes” in this pricing supplement.

•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.

•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES —

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy the notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement.

PS-7 | Structured Investments Review Notes Linked to the S&P GSCI® Crude Oil Index Excess Return

The Index

The Index is a sub-index of the S&P GSCI®, a composite index of commodity sector returns. The S&P GSCI® is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI® represents the return of a portfolio of the futures contracts for the underlying commodities. The Index references the front-month West Texas Intermediate (“WTI”) crude oil futures contract (i.e., the WTI crude futures contract generally closest to expiration) traded on the New York Mercantile Exchange. The Index provides investors with a publicly available benchmark for investment performance in the crude oil commodity markets. The Index is an excess return index and not a total return index. An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index (which, in the case of the Index, are the designated crude oil futures contracts). By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. For additional information about the Index, see “Commodity Index Descriptions — The S&P GSCI® Indices” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 2, 2015 through March 20, 2020. The closing level of the Index on March 23, 2020 was 68.6346. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or any Review Date. There can be no assurance that the performance of the Index will result in the return of any of your principal amount.

Tax Treatment

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as short-term capital gain or loss unless you hold your notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the

PS-8 | Structured Investments Review Notes Linked to the S&P GSCI® Crude Oil Index Excess Return

instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including an automatic call or redemption at maturity, of a note, although under recently proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the notes.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Considerations — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement.

The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time.

The estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the notes may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Considerations — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary market prices of the notes will be impacted by many economic and market factors” in the accompanying product supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the

PS-9 | Structured Investments Review Notes Linked to the S&P GSCI® Crude Oil Index Excess Return

notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “How the Notes Work” and “Hypothetical Payout Examples” in this pricing supplement for an illustration of the risk-return profile of the notes and “The Index” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

Supplemental Plan of Distribution

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the front cover of this pricing supplement, which will be the third business day following the Pricing Date of the notes (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004517/dp87531_424b2-ps2i.pdf
•	Underlying supplement no. 1-I dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004514/crt_dp87766-424b2.pdf
•	Prospectus supplement and prospectus, each dated April 5, 2018: http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

PS-10 | Structured Investments Review Notes Linked to the S&P GSCI® Crude Oil Index Excess Return